Filed Pursuant to Rule 253(g)(2)

File No. 024-10903

SUPPLEMENT NO. 1

DATED OCTOBER 15, 2021

TO OFFERING CIRCULAR

This document supplements, and should be read in conjunction with, the offering circular of LunaDNA, LLC (the “Company”), dated November 23, 2020 (the “Offering Circular”). The purpose of this supplement is to disclose the information contained in the Company’s Semiannual Report on Form 1-SA, filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2021, and the Company’s Annual Report on Form 1-K, filed with the SEC on September 22, 2021. This supplement is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular.

SEMIANNUAL REPORT PURSUANT TO REGULATION A FOR THE FISCAL SEMIANNUAL PERIOD ENDED JUNE 30, 2021

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of LunaDNA, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated November 30, 2020 filed pursuant to Rule 253(g)(2) (as amended and supplemented) under the caption “Risk Factors,” which are incorporated herein by reference.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Overview

We were organized as a limited liability company under the laws of the State of Delaware on April 23, 2018. We are managed by LunaPBC, Inc., a Delaware public benefit corporation, which we refer to as our Manager. We have entered into a management services agreement, which we refer to as the Management Agreement, with our Manager to provide business, operational and financial management services to us. The rights, duties and powers of our Manager are governed by the terms of the Management Agreement and the Company operating agreement, which we refer to as our Operating Agreement. We seek to build the world’s first and largest human health database of Member Data, which we refer to as our Database, that is owned by a community comprised of its members. Our Database is comprised of various types of genomic and phenotypic data, such as medical, health and health- related data.

Operating Results and Trend Information

For the six months ended June 30, 2021, we generated revenues of $39.021 compared to $0 for the six months ended June 30, 2020.

Our Manager covered our expenses without reimbursement until March 31, 2020 pursuant to our Management Agreement. As such, no expenses have been recorded during the period from December 5, 2018 to March 31, 2020. Our Manager is entitled to reimbursement for operational expenses accrued by the Company after March 31, 2020. As such, beginning April 1, 2020, although our Manager has continued to fund our expenses, we have recorded our expenses as incurred and recognized a corresponding payable to our Manager. For the six months ended June 30, 2021 and 2020, expenses funded by our Manager on our behalf were $95,977 and $51,874 with the 2020 period covering only the period following March 31, 2020 when our Manager became entitled to reimbursement. Expenses funded by our Manager have consisted primarily of general and administrative expenses including Database storage and financial reporting and compliance. Revenues and deferred revenues generated since July 1, 2020 were used to pay down the amount owed to our Manager for operational expenses. We may not generate revenues in excess of operational expenses for an indeterminate period of time. Since our expenses have exceeded our revenues, we have not incurred any management fees to our Manager under the terms of the Management Agreement. At June 30, 2021, the amount owed to the Manager for reimbursable expenses was $181,435.

Liquidity and Capital Resources

Our Manager covered our expenses without reimbursement until March 31, 2020 pursuant to our Management Agreement. As of June 30, 2021, reimbursable expenses paid by our Manager on our behalf and recorded as a payable to our Manager were $181,435.

We are obligated to promptly reimburse our Manager for all our expenses advanced by our Manager, in accordance with our Management Agreement (which the Manager may modify unilaterally). We began to reimburse our Manager when we generated revenues from operations in the second half of 2020, however, our expenses exceeded and continue to exceed our revenues. Our dependence on our Manager for funding of these expenses raises substantial doubt about our ability to continue as a going concern.

Our Manager’s capacity to fund all of our organizational expenses and to fund our operational expenses and the development expenses through the time when we generate significant revenues from operations is dependent on our Manager’s existing cash resources and its ability to obtain additional capital financing from investors sufficient to meet our needs and the needs of our Manager’s other operations. Our Manager has funded its operations and our operations primarily by sales of equity and debt securities. As a result of the COVID-19 pandemic, our Manager conserved capital by delaying various planned expenditures for marketing of our Database as well as administration and financial reporting expenses for the Company. Our Manager plans to raise additional funds through sales of equity securities to the extent necessary to fund our operations through the time when we generate significant revenues, at which time our revenues may be used to pay both our operational expenses and the management fee to our Manager (which management fee may then fund further development expenses). However, there can be no assurance that our Manager will be successful in its fundraising efforts. If our Manager is not successful in its intended fundraising efforts, our Manager may be required again to delay various planned expenditures for marketing of our Database, which delays could materially adversely delay generation of revenues. Based on the uncertainties described above, the Company’s business plan does not alleviate the existence of substantial doubt about the Company’s ability to continue as a going concern.

Item 2. Other Information

On April 20, 2021, David Lewis resigned from our Manager resulting in him ceasing to serve as our principal financial and accounting officer as of May 10, 2021. On May 18, 2021, Joe Beery was appointed Chief Executive Officer and a director of our Manager, resulting in Mr. Beery becoming our principal executive officer and principal financial and accounting officer.

Item 3. Financial Statements

LunaDNA, LLC Financial Statements

Financial Statements as of June 30, 2020 (unaudited) and for the Period from January 1, 2020 to June 30, 2020 (unaudited)

LunaDNA, LLC

Balance Sheets

June 30, 2021 (unaudited) and December 31, 2020 (audited)

	June 30, 2021	December 31, 2020
Assets
Prepaid Expenses	7,450	1,890
Intangible Assets — Member Data	43,740	32,566
Total Assets	51,190	34,456
Liabilities and Members’ Capital
Liabilities
Accounts Payable and Accrued Expenses	0	26,565
Deferred Revenue	0	38,187
Due to Members	19,899	11,561
Due to Manager	181,435	85,458
Total Liabilities	201,334	161,771
Members’ Capital
Members’ Share Capital	(150,144)	(127,315)
Total Members’ Capital	(150,144)	(127,315)
Total Liabilities and Members’ Capital	51,190	34,456

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statements of Operations

For the interim periods from January 1, 2021 through June 30, 2021 (unaudited) and from January 1, 2020 to June 30, 2020 (unaudited)

	Six months ended June 30, 2021	Six months ended June 30, 2020
Revenues
Service Revenue	39,021	—
Total Revenues	39,021	—
Expenses
General and Administrative	63,036	55,033
Total Expenses	63,036	55,033
Taxes	1,650	1,100
Net Loss	(25,666)	(56,133)

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statements of Changes in Members’ Capital

For the period January 1, 2020 to December 31, 2020 (audited) and interim period January 1,

2021 to June 30, 2021 (unaudited)

Balance at December 31, 2019	6,767
Contributions	14,238
Net Loss	(148,319)
Balance at December 31, 2020	(127,315)
Contributions	2,837
Net Loss	(25,666)
Balance at June 30, 2021	(150,144)

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statements of Cash Flows

For the interim periods from January 1, 2021 through June 30, 2021 (unaudited) and from January 1, 2020 to June 30, 2020 (unaudited)

Statement of Cash Flows

	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash Flows From Operating Activities
Net Loss	(25,666)	(56,133)
Adjustments to reconcile net loss to net cash provided by operating activities:
Change in Due to Manager	95,977	51,874
Change in Accounts Payable and Accrued Expenses	(26,565)	4,259
Change in Due to Members	8,337	1,952
Change in Prepaid Expenses	(5,560)	—
Deferred Revenue	(38,187)	0
Net Cash Provided by/(used in) Operating Activities	8,337	1,952
Net Cash Provided by/(used in) Investing Activities
Change in Member Data	(11,174)	(9,238)
Net Cash Provided by/(used in) Financing Activities
Members’ Share Capital	2,837	7,286
Net Increase (Decrease) in Cash and Cash Equivalents	0	—
Cash and Cash Equivalents, Beginning of Period	0	0
Cash and Cash Equivalents, End of Period	0	0
Supplemental disclosure of non-cash items:
Shares issued for member data	$2,837	$7,286
Shares to be issued for member data	$8,337	$1,952

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2020

1. Organization and Purpose

LunaDNA, LLC (the “Company”), a Delaware limited liability company, was formed on April 23, 2018. The Company was formed to build, operate, maintain, query and otherwise deal with databases comprised of member data that is licensed to the Company (collectively, the “Database”). The Company is building a human health database that is owned by a community comprised of its members which is referred to as the Database. The Database is comprised of self-contributed genomic, phenotypic, medical, health and related data satisfying our requirements, which is referred to as Member Data. The Company commenced principal operations on December 5, 2018.

The Company has entered into a management services agreement (the “Management Agreement”) with LunaPBC, Inc. (the “Manager”), a Delaware public benefit corporation, to provide business, operational and financial management services to the Company. The rights, duties and powers of the Manager are governed by the Management Agreement and Company operating agreement (“Operating Agreement”). The Manager, acting alone, has the power and authority to act for and bind the Company. The Management Agreement may not be terminated by the Company and can be terminated by the Manager with thirty days’ written notice.

2. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business and began to generate revenues in the second half of 2020, however, expenses exceeded revenues and the Company had no cash or liquid assets at June 30, 2021.

The Company has no plans to raise capital to fund its operations, and it is therefore dependent on the Manager for all Organizational Expenses (defined in Note 10 – Expenses) and presently dependent on the Manager for all Operational Expenses (defined in Note 10 – Expenses). The Company is also dependent on the Manager for all costs associated with development, improvement and maintenance of the Database (“Development Expenses”). While the Manager intends to continue to fund the Company’s expenses for the next 12 months and beyond, the Manager has not committed to the Company to fund any particular amounts for any of these purposes and may not have the financial resources to do so. The Company’s dependence on the Manager for funding of these expenses, losses incurred and lack of funds raise substantial doubt about the Company’s ability to continue as a going concern.

The Manager’s ability to fund all of the Organizational Expenses and to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues from operations is dependent on the Manager’s existing cash resources and the ability of the Manager to obtain additional capital financing from investors sufficient to meet the needs of the Company and the Manager’s other operations. The Manager has funded its operations and the Company’s operations primarily by sales of equity and debt securities. The Manager plans to raise additional funds through sales of equity securities to the extent necessary to fund the Company’s operations through the time when the Company generates significant revenues, at which time revenues earned by the Company may be used to pay both Operational Expenses and the management fee to the Manager (which management fee may then fund further Development Expenses). However, there can be no assurance that the Manager will be successful in its fundraising efforts. If the Manager is not successful in its intended fundraising efforts, the Company will be required to delay various planned expenditures, which delays could adversely delay generation of revenues. Based on the uncertainties described above, the Company’s business plan does not alleviate the existence of substantial doubt about the Company’s ability to continue as a going concern.

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in preparation of its financial statements. The policies are in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and are presented in U.S. dollars.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—The Company follows the provisions of the FASB’s ASC Topic 606, “Revenue from Contracts with Customers”. Under ASC Topic 606, there is a five-step process to revenue recognition as follows: 1) Identify the contract, 2) Identify the separate performance obligations, 3) Determine the total transaction price, 4) Allocate the transaction price to the performance obligations, and 5) Recognize revenues as the performance obligations are satisfied at a point in time or over time. For six month period ended June 30, 2021, all revenue was related to the agreement with the pharmaceutical company and is being recognized over time as the performance obligations are satisfied.

Income Taxes – The Company has elected to be taxed as a corporation and uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Impairment of Member Data – The Company is required to assess whether the value of its Member Data is impaired if events or changes in circumstances indicate that the carrying amount of the Member Data might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of Member Data, a significant change in the extent or manner in which the Member Data is used or a significant adverse change that would indicate that the carrying amount of the Member Data is not recoverable. No impairment indicators were noted as of or during six month periods ended June 30, 2021 and 2020.

Recent Accounting Pronouncements – Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. Member Data

The Company established the value for the different types of Member Data, which was used to determine the number of shares issued in exchange for the contribution of such Member Data, based on the fair value as determined by an accepted standard. In using an accepted standard, the Company noted the absence of bona fide sales of similarly limited and revocable Member Data rights made within a reasonable time. The Company used three independent, market-based valuation methods to determine the fair value of Member Data received in exchange for the Company’s shares. The valuation of Member Data involved first estimating the fair value of Genotyping by DNA Genome-Wide Microarray or by Sequencing data, which is referred to as a GT file. Other genomic contributions were then valued in relation to the fair value of a GT file.

Each valuation method applied was based on observable, third-party market transaction data using either the market approach valuation technique or the income approach valuation technique. The market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets, liabilities, or a group of assets and liabilities, such as a business. The market approach bases the value measurement on what other similar unrelated enterprises or comparable transactions indicate the value to be. Specifically, investments by unrelated parties in comparable equity securities (or assets) of the subject enterprise or transactions in comparable equity securities (or assets) of comparable enterprises are evaluated. Financial and nonfinancial metrics may be used in conjunction with the market approach to estimate the fair value of the privately issued securities of the subject enterprise. The income approach uses valuation techniques that convert future amounts (for example, cash flows or income and expenses) to a single current amount (that is, discounted). The fair value measurement is estimated on the basis of the value indicated by current market expectations about those future amounts. The income approach obtains its conceptual support from its basic assumption that value emanates from expectations of future income and cash flows.

Two of the Company’s valuation methods were based off of the market approach and yielded values of $3.75 and $3.33 per GT file. The Company’s third valuation method was based off of the income approach and yielded a value of $3.35 per GT file. The Company took the arithmetic mean of the three methods to arrive at an estimated fair value of $3.48 for a GT file. The Company determined to issue 50 shares for each GT file, resulting in an estimate of the fair value of each share at $0.069, which was rounded to $0.07 per share. The Company established 50 shares per GT file to yield a baseline value per share (that is, $0.07) that enables it to value more precisely other Member Data types as a fraction or multiple of the value of the GT File.

5. Fair Value Measurements

The Company uses a three-tier fair value hierarchy to prioritize the inputs used in the Company’s fair value measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

While the Company has valued the member data based on certain observable, third-party market transaction data (see Note 4), the Company has classified member data within Level 3 of the fair value hierarchy because each valuation method also utilizes significant unobservable inputs. For the two market approach methods, significant unobservable inputs include the average number of times a consumer would license his or her GT file, the percentage of information that a mid-price electronic health record (EHR) would contain when compared to the total information that the Company would be able to obtain from a highly engaged member, and the percentage of information a GT file of a member would represent compared to the total value of all contributions by that member. For the income approach method, significant unobservable inputs include the projected number of members, the number of studies/queries per member, the associated revenues for the first seven years after qualification, the estimated growth rate in earnings per member, the discount rate, and the long-term sustainable annual growth rate.

The following table provides a reconciliation of assets measured at fair value using significant unobservable inputs (Level 3) for the period ended December 31, 2020:

Level 3 Assets (Member Data) Measured at Fair Value	Level 3 Assets
Balance at January 1, 2021	32,566
Additions to Member Data	11,174

Balance at June 30, 2021	43,740

6. Members’ Capital

Pursuant to the Operating Agreement, the Company is authorized to issue an unlimited amount of unit-denominated common limited liability company interests, which it refers to as shares. Pursuant to its offering circular, filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 252(g)(2) on December 4, 2018, the Company may issue up to 714,285,714 shares for an aggregate, maximum gross dollar offering of $50,000,000 in an offering (the “Offering”) qualified under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). The shares are not offered for cash but in exchange for genomic, phenotypic, medical, health and related data satisfying our requirements, which the Company refers to as Member Data. The aggregate offering price or aggregate sales for our shares is based on the fair value of Member Data as established by an accepted standard. At June 30, 2021, the Company has issued 340,590 shares at a fair value of $0.07 per share and 284,268 shares at a fair value of $0.07 per share have been earned but have not yet been issued.

The shares are non-transferable, except as may be required by law, and are not listed for trading on any exchange or automated quotation system. The members do not have any voting, consent or management rights relating to the management and operation of the Company, except to appoint a liquidator upon the dissolution of our Company if the Company does not have a Manager at that time.

A member may resign as a member for all purposes at any time by redeeming all of its shares. A member may, at any time and from time to time, elect to terminate the Company’s license to use the Member Data he or she contributed to the Company by written notice to the Company made in accordance with the then current Member Data policies, in which case the Shares issued in exchange for the Company’s original rights to such Member Data will be redeemed. A member will automatically cease to be a member for all purposes immediately upon such member ceasing to own of record any shares.

During the six months ended June 30, 2020, expenses covered by the Manager on our behalf and not reimbursable by the Company were $95,665.

Contributions

An individual may be admitted as a member and issued shares by contributing Member Data, as defined in the Operating Agreement, to the Company in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution. Members have no obligation to contribute funds to the capital of the Company or to make additional contributions. A member may, in such member’s discretion, make additional contributions of Member Data in return for additional shares from time to time in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution.

Distributions

The Manager intends for the Company to distribute (i) distributable cash from operations (but excluding proceeds from the sale of all or substantially all of the Company’s assets) for each annual period no less frequently than once per annum; provided that if the estimated distribution per share is not expected to exceed $0.02, as adjusted appropriately for any share dividend, share split, combination or other similar recapitalization with respect to the Company’s equity, the Manager may elect to not make a distribution in such annual period, and (ii) proceeds, if any, realized by or available to the Company (after deducting therefrom an amount for addition to a reserve for contingencies, working capital, and the payment of unreserved or unfunded Company obligations, such amounts to be established by the Manager in its discretion) from the sale of all or substantially all of the Company’s assets within thirty days following the receipt by the Company of such proceeds. Upon a member’s resignation or termination as a member or partial redemption of shares, the member will no longer be entitled to any further distributions with respect to the Shares redeemed, irrespective of whether distributable cash was available for distribution at or prior to such time.

7. Company Operating Agreement

The Manager was the sole initial member. The Manager automatically resigned as, and ceased to be, a member upon the admittance of another person as a member of the Company in December 2018. In the event the Company would otherwise have no member, the Manager will automatically be admitted as a member, but will again automatically resign upon the subsequent admission of another person as member of the Company as provided in the immediately preceding sentence. In its capacity as initial member, the Manager had no obligation to make any contribution to, or pay any liabilities of, the Company, and had no right or entitlement to any distributions from the Company.

8. Related Party Transactions

The Company conducts various transactions with the Manager, a related party, including but not limited to those specified in the Management Agreement (see Note 10). The Company and the Manager are under common control. The Company will follow the accounting and disclosure requirements under ASC 850-10-50 with regards to any related party transactions and relationships.

9. Shares Issuable to Members

At June 30, 2021, 284,268 shares have been earned but not yet issued. These shares have been recorded as a liability of $19,898.76 on the balance sheet.

10. Management Agreement

Management Fee

The Company is obligated to pay to the Manager a management fee (the “Management Fee”) calculated as the sum of (i) 50% of the Net Revenues (defined below) of the Company; plus (ii) the amount of all Non-Profit Revenue (defined below) of the Company.

“Net Revenues” means (i) all revenue (excluding Non-Profit Revenue) recognized by the Company from (a) discovery activities, including marketing research or study recruitment, that derive value from the content contained in the Database (all of which queries and activities based on the results derived therefrom must be consistent with the applicable Purchaser Consent and Privacy Policy for the affected Members), and (b) license fees, royalties and other revenue derived from intellectual property acquired through collaborations with third parties with respect to Member Data, less (ii) Operational Expenses. For this purpose, Operational Expenses do not include Organizational Expenses (as defined below), Operational Expenses borne by the Manager (See Note 10 – Expenses) or the Management Fee. See also Note 10 – Manager Operations Separate from the Company, concerning activities that the Manager may conduct that do not generate revenue for the Company and are therefore excluded from Net Revenues.

“Non-Profit Revenue” means all revenues recognized by the Company from transactions with corporations, trusts, unincorporated association, or other types of organizations (“Non-Profit Organizations”) that (i) are exempt from federal income tax under section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (ii) have applied in good faith for a determination of such exemption from the Internal Revenue Service, or (iii) would be eligible to be so exempt, in the reasonable opinion of the Manager, if operated in the United States. Examples of Non-Profit Organizations include disease foundations, research organizations, and organizations for the benefit of minority or economically disadvantaged groups. License fees, royalties and other revenues earned from Collaboration IP (as defined below) generated through collaboration with a Non-Profit Organization are not Non-Profit Revenue and will be included in Net Revenues, even if such license fees, royalties and other revenues are paid by Non-Profit Organizations.

The Manager will determine the Management Fee with respect to Net Revenues and Non-Profit Revenue for each fiscal quarter. The Management Fee is payable within ten (10) days following the closing of the Company’s books for each quarter, to the extent of available cash in the Company. To the extent sufficient cash is not available at a payment date, the unpaid portion of the Management Fee will accrue and be paid promptly following the Company’s receipt of cash sufficient to pay the amount in arrears.

Manager Operations Separate from the Company

The Company will earn revenues from data discovery activities that derive value from the content contained in the Database, such as (i) providing to third parties including but not limited to pharmaceutical and biotechnology discovery companies (collectively, “Customers”), access to the Database for population-level research, and (ii) making available to Customers, directly or through the Manager, contact information for Members who have elected to allow the sharing of such contact information. The Management Agreement indicates that certain activities are not data discovery activities and permits the Manager in its sole discretion to choose to conduct such activities for its own or for its affiliate’s account or for Customers without accounting to the Company for the revenues derived from such activities. Excluded activities are:

•	Communication and member engagement services provided to Customers following a data discovery activity that identifies or provides contact information of members;

•	assisting Customers in collecting longitudinal data of identified members that is at the time of initial collection outside the Database;

•	the offer or sale of value added goods and services to members, whether by the Manager, an affiliate of the Manager or a third party offering goods or services that may be of interest to members;

•	professional services such as scientific consultation or project management; and

•	any and all other activities of the Manager that do not derive direct value from the content of the Database.

Database Development and Intellectual Property License

Pursuant to the Management Agreement, the Manager develops and improves the Database at the Manager’s sole expense. The Manager will own all intellectual property, including U.S. and foreign patents and trade secrets, conceived or discovered by the Manager, solely or jointly, related to the Database (collectively, “Database IP”). Database IP does not include intellectual property rights the Company acquires from collaborations with third parties that obtain access to the Database (“Collaboration IP”), which Collaboration IP will be owned by the Company.

The Company enjoys a non-exclusive license for the Database IP, which license will continue in perpetuity in the event of termination of the Management Agreement, the Manager ceasing to serve as manager of the Company or the dissolution of the Manager.

Other Intellectual Property

The Manager owns certain trademarks, trade dress, logos, internet domain names, websites and associated software and social media accounts created for the Company. The Company has an exclusive license to all such properties but the Manager has reserved a non-exclusive right to use such properties in connection with its operations that are separate from those of the Company.

Expenses

The Manager is responsible for, and not entitled to reimbursement for, all fees, costs or expenses incurred by it on behalf of the Company in connection with organizing and managing the Company and in connection with the initial offer and sale of the Shares, including printing, travel, filing fees, marketing expenses, legal and accounting fees, and similar fees incurred in connection with the investigation, evaluation, registration, qualification, issuance and sale thereof, such as costs incurred in qualifying for the exemption from registration pursuant to Regulation A under the Securities Act with the SEC, including any post-qualification amendments or supplements to the initial Regulation A offering statement (collectively, the “Organizational Expenses”).

The Company is obligated to reimburse the Manager promptly for all Operational Expenses (defined below) advanced by the Manager. Notwithstanding the foregoing, the Manager is not entitled to reimbursement for Operational Expenses paid by the Manager if such Operational Expenses are or would have been, but for the provisions of the Management Agreement denying reimbursement, accrued by the Company under generally accepted accounting principles on or before March 31, 2020. “Operational Expenses” are all costs and expenses related to the Company’s operations, but excluding the Organizational Expenses, costs to develop Database IP and the Manager’s overhead and compensation related expenses, including compensation and expenses of the officers, directors, employees, auditors, attorneys and other agents of the Manager and fees and expenses for administrative, bookkeeping, clerical and related support services, office space and facilities, utilities, telephone and email of the Manager, all of which are the responsibility of the Manager.

For the six months ended June 30, 2021 and 2020, expenses funded by the Manager on our behalf were $95,977 and $51,874 with the 2020 period covering only the period following March 31, 2020 when the Manager became entitled to reimbursement. As of June 30, 2021, total reimbursable expenses covered by the Manager since April 1, 2020 are $181,435 and are recorded as a liability.

11. Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes reflect the temporary differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credits measure by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets including the amount and timing of future taxable income and has determined that it is more likely than not that the $59,382. deferred tax assets at June 30, 2021 will not be fully realized and has established a full valuation allowance against those assets as of June 30, 2021.

At June 31, 2021, the Company has federal and state (California) net operating loss carryforwards of approximately $192,908 and $192,108 , respectively, which are available to offset future taxable income. The federal carryforwards are carried forward indefinitely and the state carryforwards will begin to expire by December 31, 2039. In addition, net operating loss carryforwards may be limited in the event of changes in ownership as defined by Internal Revenue Code Section 382.

The Financial Accounting Standards Board provides guidance regarding how uncertain tax positions that have been taken or are expected to be taken on a company’s tax return should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company believes that it has not taken any significant uncertain tax positions. Generally, the tax returns and amount of taxable income of the Company are subject to examination by federal and state taxing authorities during the three and four-year period, respectively, prior to the period covered by the consolidated financial statements.

12. Master Agreement with Genetic Alliance

In January 2019, the Manager entered into a Master Agreement (the “GA Agreement”), with Genetic Alliance (“GA”), a 501(c)(3) organization, in order to provide an upgrade path for GA participants to manage their health data contained in GA’s Platform for Engaging Everyone Responsibly (“PEER”). PEER participants are invited to join the LunaDNA platform and be eligible to receive shares when contributing their Member Data to the Database, subject to local regulations or laws, such as those governing securities, data rights, or data privacy.

The initial term of the GA Agreement ends in June 2025. Thereafter, the agreement will be automatically renewed annually unless previously terminated for convenience or terminated for breach.

The communities started transitioning from PEER in the second quarter of 2020 and continued to transition their participants and recruit new participants to the LunaDNA platform. Any data previously shared by a participant in PEER remains bound to the permissions the participant defined in PEER and has not been/will not be transitioned to the member accounts in the Database.

Certain expenses of hosting the PEER data became the responsibility of the Company after March 31, 2020 under the Management Agreement. These expenses were $50,023 for the six months ended June 30, 2020. PEER subsequently has been obsolesced and the Company accrued no hosting expenses for it in 2021.

13. Agreement with pharmaceutical company

In December 2019, the Manager signed a master services agreement and statement of work with a pharmaceutical company to create a virtual patient community around a specific disease indication to establish a better understanding of the disease through longitudinal collection and analysis of self-reported, longitudinal health information, DNA and electronic health record data. The formation of this community has the broader goal of inviting community members to enroll in a clinical trial. The agreement has an initial term of five years unless earlier terminated.

The Manager, with support from Genetic Alliance (see Note 12), has managed the program, developed a marketing & experience program, provided multilingual support, managed clinical lab and data integration, developed communications to assist with community formation and patient recruitment, enrolled patients in the Database for the study, managed patient requests and study updates, and established a private data analysis space where the study data can be stored and integrated with private data provided by the pharmaceutical company with the ability to perform queries and analysis. The agreement called for a minimum number of patients to be enrolled in the Database for the study and the Manager exceeded that minimum.

ANNUAL REPORT PURSUANT TO REGULATION A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

***

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements contain information about our expectations, beliefs or intentions regarding our business, financial condition, results of operations, strategies or prospects, and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. These statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates,” and other words of similar meaning.

Many factors could cause actual results to differ materially from those in forward-looking statements. Unknown or unpredictable factors that could also adversely affect our business, financial condition and results of operations may arise from time to time. The forward-looking statements discussed in this report may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of management as of the date of this Annual Report. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results or expectations, except as required by law.

Item 1. Business

Our Company

LunaDNA, LLC, which we refer to as LunaDNA, our Company, we, us or our, is building the world’s first and largest human health database that is owned by a community comprised of its members, which we refer to as the Database. Our Database is comprised of self-contributed genomic, phenotypic, medical, health and related data satisfying our requirements, which we refer to as Member Data. Through community participation, we aim to create a dynamic, secure, and longitudinal Database along with a supporting ecosystem geared towards the improvement of human health. By making the Database available, with our members’ consent, to researchers, we aim to facilitate discoveries which lead to new treatments, increased actionability, and greater predictive power of genomic information for disease and wellness applications. The personal health impact, societal health benefits, and economic value that can be created through clearer associations between genomics and health outcomes can be realized in a myriad of ways, including accelerating toward an era of precision medicine and preventative healthcare.

We are a limited liability company managed by LunaPBC, Inc., a Delaware public benefit corporation, which we refer to as our Manager. We issue unit-denominated common limited liability company interests to our members, which we refer to as shares. Unlike the holders of common stock in a corporation, our shareholders have very limited rights, as described in further detail under “Securities Being Offered” on page 43 of our offering circular filed with the SEC on December 20, 2020, which we refer to as the Offering Circular, and have no right to control our operations. We believe that keeping our platform attractive will include, but will not be limited to, managing our Company in a manner that maximizes funds for distributions to our members no less frequent than annually. However, we do not guarantee the frequency or amount of distributions to our members, and as discussed at “Our Limited Liability Company Operating Agreement—Distributions and Dividends” on page 5 of our Offering Circular, our Manager has control over the frequency and amount of distributions.

On December 5, 2018, we commenced principal operations and admitted a person other than our Manager as a member. On this date, the Manager resigned as a member. As of September 21, 2021 we have issued 339,497 shares, with an additional 358,494 shares earned but not yet issued.

Recent Developments

Agreement with pharmaceutical company

In December 2019, our Manager signed a master services agreement and statement of work with a pharmaceutical company to create a virtual patient community around a specific disease indication to establish a better understanding of the disease through longitudinal collection and analysis of self-reported, longitudinal health information DNA and electronic health record data. The formation of this community has the broader goal of inviting community members to enroll in a clinical trial. The agreement has an initial term of five years unless earlier terminated.

Our Manager, with support from Genetic Alliance (see the following paragraphs), has managed the program, developed a marketing & experience program, provided multilingual support, managed clinical lab and data integration, developed communications to assist with community formation and patient recruitment, enrolled patients in the Database for the study, managed patient requests and study updates, and established a private data analysis space where the study data can be stored and integrated with private data provided by the pharmaceutical company with the ability to perform queries and analysis. The agreement called for a minimum number of patients to be enrolled in the Database for the study and our Manager exceeded that minimum.

Genetic Alliance Partnership

In January 2019, the Manager entered into a Master Agreement (the “GA Agreement”), with Genetic Alliance (“GA”), a 501 (c)(3) non-profit organization, in order to provide an upgrade path for GA participants to manage their health data contained in GA’s Platform for Engaging Everyone Responsibly (“PEER”). PEER participants are invited to join the LunaDNA platform and be eligible to receive shares when contributing their Member Data to the Database, subject to local regulations or laws, such as those governing securities, data rights, or data privacy.

The initial term of the GA Agreement ends in June 2025. Thereafter, the agreement will be automatically renewed annually unless previously terminated for convenience or terminated for breach.

The communities started transitioning from PEER in the second quarter of 2020 and continued to transition their participants and recruit new participants to the LunaDNA platform. Any data previously shared by a participant in PEER remains bound to the permissions the participant defined in PEER and has not been/will not be transitioned to the Member accounts in the Database.

Certain expenses of hosting the PEER data became the responsibility of the Company after March 31, 2020 under the Management Agreement. These expenses were $18,165 for the nine months ended December 31, 2020. Subsequent to year end, PEER has been obsolesced and the Company is no longer accruing hosting expenses for it.

Genomics Opportunity

The application of genomics is relevant at many points during an individual’s life (see Figure 1). We envision a future where everyone’s genomic information is individually owned and referenced at many stages of life—from planning a baby, to determining the medication that is best suited to the individual’s unique biology, through managing disease and maximizing wellness. Scientific and medical research has made clear that the information encoded in our genome will be able to help individuals—as patients and personal health advocates—understand inherent health strengths and provide insights into possible health risk factors, equipping individuals and their health practitioners to approach preventative healthcare strategies and lifestyle decisions more informatively. Genomic data can also provide an assessment on the impact of lifestyle on an individual’s biology.

Figure 1. Timeline of Sequencing Applications in Medicine from Pre-Womb to Tomb

Despite advances in genomics technology that make genome sequencing more accessible than ever from a cost perspective (see Figure 2), modern science, research and medicine are still far from broad and lifelong adoption of genomic information for many reasons, including information complexity, reimbursement of genomics by payers, and lack of common frameworks around data interpretation, usage, and management. One of the most powerful challenges to the genomics trajectory and impact opportunity, especially in the healthcare system, is that genomic information is largely regarded as not actionable or predictive enough due to limited scientific research. To unlock the power of the genome and its potential for discovery, science, research, and medicine, we must create a new platform for research.

Genomics data is now plentiful, as described in “Leveraging Intersecting Trends” below. The true issue is data aggregation and organization to enable discovery, which is why we are building the Database.

Figure 2. Cost per ‘draft’ whole human genome sequence, National Human Genome Research Institute

Unlocking the Potential for Discovery

The Database aims to address four primary issues that have hindered genomics research:

1.

The scale and scope of discovery datasets have been insufficient for discovery and broad applicability of discoveries to the widest population. Researchers require more samples, more data types (DNA, phenotype, health history, lifestyle, environment, nutrition), and greater diversity (gender, ethnicity, age, socioeconomic).

2.	The data in databases have lacked a harmonized structure; they cannot be aggregated for calibrated and reproducible discoveries.

3.

Data is siloed and will likely remain isolated, despite calls to share data. Most institutional incentives and business models are to retain data because that’s what their business or laboratory was established to do and what their members and stakeholders expect them to do; moreover, in many instances, consent was not granted from the individual to release their data for research.

4.

People have been treated as specimen sources and not holders of tremendous value for medical research. Genomic research has been disease-centric as opposed to being people-centric. People care about their holistic health, which includes both prevention (to maximize wellness) and treatment (during sickness). The current health industry rewards only disease treatments. We believe that people hold valuable health information and should be treated as research partners and recognized and rewarded for their contributions to our mission.

People-Centric Model

When enabled, we feel that individuals will seek involvement as research partners with the opportunity to fight disease, especially if they are managing a chronic condition. In addition to the need to accelerate our understanding and treatments of common complex disease, approximately 7,000 different types of rare disease and disorders afflict 30 million people in the United States that remain a mystery. Similar to the United States, Europe has approximately 30 million people living with rare diseases, and an estimated 350 million people worldwide suffer from rare diseases. Healthy people also bring tremendous research value, not only as controls in disease study, but also as study subjects to understand how they have avoided disease.

We are aiming to unlock the power of the genome by unlocking the potential for discovery with the largest aggregation of genomic and health data ever assembled. By engaging individuals proactively and responsibly, our goal is to facilitate purpose-driven deep engagement that will lead to an information-rich, active, and longitudinal data community. Through a silo-free, people-centered effort, we aim to achieve the scale and scope to enable research for a wide range of diseases, both common and rare, as well as increase our understanding of healthy states. We believe a flexible platform of magnitude architected with smart contract capability and technical extensibility to ingest data associated with new monitors of health states (e.g., wearables) will have the statistical power to reveal the genomic underpinnings of many diseases and also to detect associations between nutritional, environmental, or other exposures to health outcomes.

Market Background

The Genomics Era

On June 26, 2000, in the East Wing of the White House, United States President William J. Clinton and British Prime Minister Tony Blair announced the successful completion of the first whole human genome sequence. This groundbreaking scientific achievement, called the Human Genome Project, encompassed over 10 years and cost $2.7 billion to complete. Sequencing a human genome heralded a new era for understanding and treating human disease based on the fundamental building blocks of life – DNA. With the sequence of the human genome in hand, the next step was to identify the genetic variants that increase the risk for common diseases like cancer and diabetes. The vision was that if the underpinnings of disease could be decoded, then precision or personalized medicine would be possible.

The State of Genomic Discovery

Genomics is the study of the function and the evolution of genomes. In humans, this typically refers to the 23 pairs of chromosomes and mitochondrial DNA that make up the full complement of DNA present in every cell. Many hereditary diseases, such as Huntington’s Disease, as well as other conditions, can be traced back to specific gene mutations observable in the DNA code. To date, genomic research studies have identified genetic causes of hundreds of traits and diseases, including breast cancer, high cholesterol, rheumatoid arthritis, schizophrenia, height, atrial fibrillation, and responses to various medications. These studies not only provide diagnostic value for families and individuals but, moreover, provide meaningful insights into gene function and disease mechanisms that enable better drug design and targeted treatments.

During the last decade, genome-wide association studies (GWAS) that utilize common variants in our genome, instead of analyzing the whole genome, have emerged as the primary method of discovering genetic variants associated with complex traits and disease. The GWAS approach was utilized primarily due to economics. The measurement of hundreds of thousands of common variants in our genome was more than one-thousand times less costly than acquiring 3.3 billion bases in whole genome sequencing studies. Unlike traditional linkage mapping approaches, which are based on analyzing patterns of disease inheritance in families, GWAS is based on the observation that common polymorphic genetic markers that are close to a causative disease allele are often statistically associated with disease status in large cohorts of unrelated individuals.

A major strength of GWAS is its ability to locate causative genetic variants with fine-scale resolution. However, GWAS requires obtaining and analyzing data from large numbers of samples. In many cases, data from tens of thousands of individuals are required to achieve adequate statistical power.

Although GWAS studies have successfully identified thousands of common genomic variants that contribute to diseases, each variant rarely accounts for more than a small fraction of disease causation. The full genome, including rare genomic variants detected through direct DNA sequencing, the microbiome, the epigenome, and other environmental factors are together thought to explain the vast majority of disease impacting human health. Detailed genome sequencing of millions of individuals will be required to fully understand genetic contributions to disease and health. While large amounts of genomic and other data are freely available from public databases such as the National Center for Biotechnology Information (NCBI), in general, such data have been of little interest to the pharmaceutical industry due to the high variation in data quality and standards of data encoding. To meet these criteria, pharmaceutical companies typically rely on data collected in-house.

In summary, the causes of many genetic diseases remain stubbornly hidden despite advances in technology to read whole genomes of individuals cost-effectively. We envision that the scope, scale, and harmonized data architecture of the Database will help reveal genotype-phenotype associations that otherwise could not be found due to lack of statistical power and/or data interoperability.

Precision Medicine

Precision medicine proposes to invert the healthcare framework by recognizing that each patient is biologically unique. Rather than clinical trials to determine whether a therapy is safe and effective for most of the population before it is available to all of the population, personalized medicine applies technology to big data to investigate whether therapies will be effective for that specific patient and, equally important, if it will not be effective and potentially harmful for that patient.

This distinction is important because diseases are unique to the individual. Diseases manifest and progress differently in different people, and treatments that are effective for one person may fail altogether for another. The promise of precision medicine is that patients will respond to targeted therapies and avoid the all too common, ineffective, costly, and often damaging treatment regimen. The cost of “imprecise” medicine has been well documented (see Figure 3).

IMPRECISION MEDICINE

For every person they do help (blue), the ten highest-grossing drugs in the United States fail to improve the conditions of between 3 and 24 people (red).

1. ABILIFY (aripiprazole)
Schizophrenia
2. NEXIUM (esomeprazole)
Heartburn
3. HUMIRA (adalimumab)
Arthritis
4. CRESTOR (rosuvastatin)
High cholesterol
5. CYMBALTA (duloxetine)
Depression
6. ADVAIR DISKUS (fluticasone propionate)
Asthma
7. ENBREL (etanercept)
Psoriasis
8. REMICADE (infliximab)
Crohn's disease
9. COPAXONE (glatiramer acetate)
Multiple sclerosis
10. NEULASTA (pegfilgrastim)
Neutropenia

Based on published number needed to treat (NNT) figures. For a full list of references, see Supplementary Information at go.nature.com/4dr78f.

Figure 3. Personalized medicine: Time for one-person trials

Our DNA represents a “barcode” that is individually unique and can be leveraged in precision medicine and health. Futurists project that everyone will have genome information as a resource, on file and actionable, before they get sick so that it can be leveraged to maximize the health strengths that individuals naturally possess, while avoiding an individual’s inherent health weakness through lifestyle decisions. Precision medicine will increasingly leverage advances in big data to analyze large amounts of genomic data and apply the understanding gained to individual diseases and treatment. As stated, for centuries, the engine of medicine has been the clinical trial that poses the central question, “what is effective for most people?” Genomic data and the technology developed to compute, analyze, and understand these data is increasingly regarded as the engine of medicine going forward.

We believe that the research enabled by our Database will drive the development and application of more genome-guided therapeutics, ensuring that the right medicine is given to the right patient at the right time.

The DNA-Aware and Data-Engaged Consumer

The popularity of the direct-to-consumer (DTC) genetic testing market segment signals an ever-expanding paradigm shift among consumers who are seeking more individualized health insights and greater control over their own healthcare.

Since the 1980s, consumers have pushed for access to their laboratory results, but access became slow to evolve due to concerns by doctors and regulators that consumers may try to self-diagnose without understanding the complexity of the data. With advances in genetic testing technology at accessible cost points and the mainstream nature of personalized medicine, DTC laboratory testing is becoming increasingly popular—attributed in part to actress Angelina Jolie’s op-ed in The New York Times in May 2013 called ‘My Medical Choice,’ which documents her medical decisions based on BRCA1 gene mutations and family history of cancer. Likewise and following suit, consumers are becoming health hobbyists and self-quantifiers, taking individualized healthcare into their own hands. Consumers have become medical consumers as well as patients. This has created a shift in the doctor/patient relationship as individuals have become more knowledgeable about their own health, view themselves as unique biologically in a one-size fits all healthcare system, and want more control over their personal information and treatment decisions.

Almost 20 years since the Human Genome Project, consumer-directed genomic testing has become practically routine with over 12 million individuals purchasing genetic tests ranging from entertaining applications in genealogy and wellness to genetic profiling of tumors to provide targeted treatment guidance. A January 2018 report from market research firm Kalorama Information estimates that the consumer market for genetic health testing alone could nearly triple from about $99 million in 2017 to $310 million in 2022.

As technological advances continue to drive down the costs of genome sequencing, from approximately $1,000 per genome today to $100 or less within the next few years, there will be an increasing availability of this highly valuable health data. Several trends are continuing to shape the DTC market including the growing demand for maximizing wellness, early disease detection and diagnosis, personalized medicine, importance of disease monitoring, and expanded digital monitoring and sensing technologies. In addition, consumer-directed but physician mediated genomic tests are emerging with companies like Veritas Genetics partnering with healthcare systems like the Mayo Clinic.

Privacy, Security, and Trust

Arguably, no data is as personal as an individual’s own genome—the essential blueprint of each individual’s life, and, to an extent, each individual’s family. Privacy concerns are paramount in the design of any biomedical study involving human participants and especially genomics. These concerns arise from the many potential abuses of personal genetic and medical data, including denial of healthcare services due to genetic predispositions, racial discrimination, and disclosure of intimate familial relationships such as non-paternity.

In current practice, privacy is typically protected by concealing the identities of study participants, while certain types of de-identified data are shared freely. Standard data security controls are often sufficient for protecting identity data itself, but in many cases the freely-shared component remains vulnerable to misuse. For example, advances in re-identification techniques have made it possible to infer surnames from certain types of genetic data. For this reason, genomic data and pre-defined aspects of one’s personal information are not shared publicly by data aggregation efforts, even when de-identified.

There are a variety of reasons people participate in biomedical studies. Some reasons may be personal, such as the desire to know one’s ancestry and disease predispositions. Other motivations may be broader or more altruistic, such as the desire to improve human health and society. In all cases, there must exist a level of trust between the research participant and the investigators that they are pursuing a shared goal. Unfortunately, failure of researchers to maintain the trust of study participants can have lasting negative effects on science as a whole.

A notable example is the 2010 legal battle between the Havasupai tribe and Arizona State University that ensued after researchers used genetic data collected from tribe members to study sensitive topics outside the perceived scope of the project (type 2 diabetes), such as inbreeding, demographic history, and schizophrenia. Further eroding public trust in research activities is the fact that many pharmaceutical and biotech companies forgo an open, collaborative approach to research and development for strategic reasons because they estimate its benefits are outweighed by legal, regulatory, and intellectual-property risks. The perceived lack of transparency and sense of common purpose often discourages study participants from providing broad consent to use their data in these cases. Trust remains a significant factor in individuals both consenting to studies and providing important health and medical data.

Privacy, security, and trust are core pillars of the Database and are reflected in our team, mission, transparency, and the technology we are using to ensure the best possible management and maintenance of information. It is important to note that we, unlike others who are brokering sale of individuals’ data, will be marketing discovery based on de-identified metadata.

Research Participant Consent

Nearly all medical research requires some form of informed consent by, or on behalf of, the research participant. In this process, the individual enrolling in the study provides their voluntary agreement to participate in the research, and understands the risks associated with their participation. Sometimes the field of the informed consent is very narrow, such as in clinical trials for pharmaceutical companies interested in deep, focused studies of a particular biological function or disease. In other cases, the consent can be broad, enabling future exploratory studies into research questions that are yet to be defined. Occasionally, data collected as part of a research study can be shared and/or re-examined by other investigators for a secondary study. In practical terms, this variability means the usefulness of a collection of data sets is circumscribed by the subset with the narrowest terms of consent. This presents a clear scalability problem and limits the utility of historical datasets, if the individuals comprising the data are unavailable to provide a more broad informed consent.

Our Manager has endeavored to ensure our informed consent process is clear and effective.

Drug Development & Data Monetization

One of the primary use cases for mining genomic databases is the opportunity to identify new drug targets. Rational drug design leverages biological understanding to develop therapies targeted at disease pathways and mechanisms of action, and can be applied to both common and rare diseases. By understanding the genetics of disease and the role mutated genes play in the cell, drug developers can pursue a more “rational” design approach. This promise of genomic insights to drive better drug development motivated the purchase of deCODE Genetics by drug developer Amgen in 2012 and at least a dozen pharmaceutical company partnership deals with consumer genetics company 23andMe, which reportedly holds genomic data on approximately four million customers.

A recent example of how rare genetic mutations can lead to understanding of the biology underlying common diseases and lead to cures for the broader population came from the study of a small sample of patients with familial hypercholesterolemia (FH). FH is suspected when LDL-cholesterol is above 190 mg/dL in adults and above 160 mg/dL in children without cholesterol-lowering treatment and poses a life-long risk of severe cardiovascular disease. Based on these family studies, researchers discovered a monogenic form of FH that is due to severe mutations in one of three genes: LDLR, APOB, or PCSK9. This observation led to the development of monoclonal antibodies to lower LDL by blocking the PCSK9 gene, and has now been commercialized by five different drug companies offering the therapy to lower cholesterol in the general population, not just those with FH.

Currently, an estimated 90 percent of potential medicines entering clinical trials fail to demonstrate the necessary efficacy and safety, and never reach patients. Many of these failures are due to an incomplete understanding of the link between the biological target of a drug and human disease. By contrast, medicines developed with human genetic evidence have had substantially higher success rates and patient care has benefited. In the spirit of more rational drug design guided by genomic information, Regeneron Pharmaceuticals reportedly brought together AbbVie, Alnylam Pharmaceuticals, AstraZeneca, Biogen, and Pfizer to each commit $10 million to enable genomic sequencing of the UK Biobank of 500,000 samples. These deals demonstrate a growing interest in access to genomic information for discovering drug targets, repositioning drugs, and better understanding the genetic underpinnings of disease. Our model enables smaller participants to make discoveries and provide an alternative source of data for “big pharma.”

Data Challenges

Unfortunately, much of the genomic data and phenotype data collected by commercial genomics companies, laboratories, and pharmaceutical companies remains siloed and inaccessible to the research and medical communities. In some cases, the reason is inefficient database design or poor data management practices. The pharmaceutical industry lags behind other sectors in several indicators of digital maturity. More often, however, is the strategic decision to attempt to extract value from data themselves, hampering meaningful data sharing across organizational boundaries. Additionally and importantly, the revenues of their data monetization strategies have never been shared with those who contributed the data. Often discovery companies go to great lengths and expense to ensure data provenance, completeness, and integrity, and hence these institutions attribute a much lower value to data from other entities.

Many pharmaceutical companies have begun integrating patient data from apps, wearable devices, and electronic medical records (EMRs) to improve healthcare and make discoveries about disease. Technology companies are also entering this market, such as IBM with its Watson Health program, and Apple with its HealthKit platform. Given these trends, it seems unlikely to us that the pace of future research will be limited by information technology problems, but rather hindered by corporate self-interest to keep the data private.

Another major challenge is the current state of EMRs. While adoption of EMRs is almost at 100 percent in the United States, in this new health economy, effective implementation of EMRs is still in the early stages. The standards deployed in terms of how they are used and the medical terminology adopted varies greatly from institution to institution. Standards for medical nomenclature and inter-relationship, or ontology, can vary greatly and, in some cases, health care providers still rely on the comments section of the patient record to record important information. Historic clinical records are often simply PDF files or pictures of hand written medical histories. Ingesting, curating, and harmonizing this information to the quality required for identifying links between our genome and our lifestyle to disease remains a major task and challenge.

By aligning with a broad base of members who individually have access to their data generated from these previously siloed sourced, we plan to collect, aggregate and make available to researchers a much broader range of data then available from the current siloed sources.

Our Solution

Leveraging Intersecting Trends

The two intersecting trends of inexpensive and accessible personal DNA testing and nearly frictionless transaction capacity create our opportunity. As discussed above in the section “—Market Background—The DNA-Aware and Data-Engaged Consumer” above, individual DNA testing is going mainstream, led by consumer-friendly companies like 23andMe, Ancestry.com, MyHeritage, and National Geographic in partnership with Helix, a partially owned subsidiary of Illumina. Approximately 30 million people reportedly have genotyping or sequencing data purchased through DTC genetic testing companies.

In addition to DTC products, there are new and emerging opportunities for individuals to receive their DNA information that can be contributed to us. Consumer-directed and physician-mediated wellness offerings are growing in popularity as individuals look to work with a healthcare provider to maximize their wellness. For example, the Mayo Clinic offers preventative whole genome sequencing through Veritas Genetics. Large-scale population health projects like the United States National Institute of Health’s All of Us Research Program will accelerate individual’s access to their genomic information. We also plan to engage with disease foundations who have very engaged patient communities and funding for genomics research, but who typically lack the interest and skills to stand up and manage a genomics database.

Together, these forces create the ideal time and place to develop a shared, secure, and member-controlled medical research data platform.

Broad Data Collection & Engagement

To date, obtaining large volumes of high-quality biological, health, and lifestyle data has been a major challenge in the medical research field. By being independent and agnostic to DNA analysis technology platform and brand, we can gather data from multiple sources without conflict of interest. A member’s genomic information can be acquired by companies that help him or her learn about himself or herself, while also being shared in the Database in support of disease discovery. There is no need to choose between these two options.

As part of our solution, new members can join our community and receive shares by contributing validated genomic information and providing consent for such data to be used anonymously in population-wide disease research. A wide range of genomic data types will be accepted, including genotyping, exome, and whole genome data files. In addition to the genomic data, we will collect high-quality health, medical, and environmental data from new and existing members. These data can come from EMRs, surveys on diet and exercise, health history, and data from biometric/wearable devices.

Given the high variation in data quality throughout the industry, we will take certain measures to validate the data submitted by our members and potential members to assure a high quality of data in our Database. Such measures will include requiring members to provide supporting information along with submissions, employing spam-blocking techniques, cross-checking data, assessing overlap and generally confirming that data is submitted in accordance with our terms for such data type.

Recognition of the importance of these combined datasets is demonstrated in the launch of large-scale projects including:

•	Geisinger Health System’s MyCode Community Health Initiative including genome sequence data from 250,000 individuals, coupled to health records;

•	Apple’s Health app including heart rate, activity, sleep, and nutrition data;

•	Biometric data such as that collected by implanted and radio frequency-enabled pacemakers or glucose monitors;

•	Regeneron-UK BioBank partnership including genome sequence data from 500,000 individuals, coupled to health records and a wide range of phenotypes collected by UK BioBank; and

•	The National Institute of Health’s All of Us Research Program including environmental, wearable (e.g., FitBit), and genomic data on one million United States residents.

The data collected in these projects are often accessible to the data owners (i.e., the patient/participant), but are often primarily captured in siloed databases and infrequently shared with the broader research and medical communities. Our solution is compatible with these efforts in that we are requesting that our members share their data with us on a non-exclusive basis.

One of our main goals is to encourage participants to remain active and engaged in the research process over time, providing regular data contributions and coming back to learn about how their data is being used. Crowdsourced funding platforms such as Patreon have been successful at building long-term relationships between artists and art patrons by providing a means to share art on a regular weekly or daily schedule, and see art in early creative stages. Such a relationship between scientists and study participants could greatly benefit the scientific creative process as well.

Platform Description

We are building our “community-owned” Database by providing our members share ownership in our Database as consideration for contributing personal genomic and phenotypic data, such as medical, health and health-related data for medical research, as described in “Securities Being Offered—Consideration” beginning on page 44 of the Offering Circular.

Our Database will earn income through the sale of access to its de-identified metadata and research findings to our customers in the research and medical industries.

Information inputs into our Database include self-contributed information, medical data, and DTC testing product data files. Our Database is extensible such that future data inputs (e.g., wearables) can be added. The collective de-identified data creates a metadata resource for nonprofit and for-profit research to be conducted with the help of enabling informatics and artificial intelligence resources. As value is derived from the access to and discoveries from our Database, a portion of that value flows back to the community via their share ownership.

Research Queries

We make de-identified Member Data in an aggregated, indexed, or otherwise analyzed fashion available to third-parties for their research use in ways that are designed to avoid the potential for learning the identity of the person or persons who contributed a particular item or set of Member Data. This population-level research may have various purposes, including the advancement of genomic science, identifying links between human genomes and disease, and other commercial applications, such as determining opportunities for targeted research that would seek your voluntary participation (e.g. how many members share a particular genotype and phenotype).

Targeted Research

We may use individual Member Data to determine whether you may be eligible to participate in targeted research and to then seek your voluntary participation in the targeted research. For example, if a third-party pharmaceutical company is interested in doing research on individuals who may have a particular genotypic, genomic, or phenotypic profile, we may query our Database to determine the subset of members (based on their de-identified Database record number) that have the relevant profile for participation in the study, and then initiate an anonymous invitation to matching members to request their participation in the study.

We may receive compensation from researchers for identifying potential members for targeted research. Initially, our Manager will negotiate with these researchers to provide them introductory access to members and our Manager may be compensated by such researchers for such services without sharing such compensation with our Company or any members. The research sponsors may thereafter negotiate directly with our members, and any such members who elect to participate in any such targeted research may be compensated directly by such researchers. Any such compensation to members will be determined entirely through private agreements between such members and the applicable researchers.

Community Ownership

By making our Database community-owned, our members become participants in and beneficiaries of the project, encouraging new members to join and members to actively participate and continue contributing their data to us for additional shares. As a member deposits more genomic, phenotypic, biometric (e.g., wearables) and other valuable Member Data in the Database, that member’s ownership stake in our Database increases. When medical or research organizations pay us to run queries against the Database, our profits from these transactions will enable dividends to our Database members, proportionately to the number of shares held and therefore the value of data each member contributed.

We believe that as our Database grows, it will become increasingly valuable to the medical and research industries. Unlike other companies currently marketing DTC test kits, proceeds generated by selling query access to our Database, such as to pharmaceutical companies, will inure in part to the benefit of the member community. Members will always retain the ability to withdraw their Member Data from our Database by terminating their consent with respect to their Member Data or purging selected Member Data.

Community ownership addresses many of the challenges that exist due to: prevalence of data silos; lack of trust in commercial entities monetizing an individual’s data; lack of trust in research activities that go dark once information is provided; and lack of single data standards hindering large-scale biomedical research studies.

We will update members on studies being performed and results that accrue. We believe that a primary motivation for many members is to support the greater good through scientific discovery. We aim to encourage this type of participation through regular communications in order to build trust in the management of our Database and its contributions to science.

Extensibility of the Database

The first focus of our Database is driving associations between genomic information and health outcomes, as well as determining social determinants of health. However, as science advances and other “omic technologies” (which are primarily aimed at the universal detection of genes (genomics), mRNA (transcriptomics), proteins (proteomics) and metabolites (metabolomics)) in a specific biological sample (see Figure 4), such as gut microbiome or proteomics become less expensive and more accessible to patients and consumers, our Database will be scalable and capable of incorporating these other data types to further researchers’ ability to understand and digitize the medical and health essence of a human being.

Figure 4. Geographic information system (GIS) of a human being.

The ability to digitize the medical essence of a human being is predicated on the integration of multi-scale data, akin to a digital map, which consists of superimposed layers of data such as street, traffic and satellite views. For a human being, these layers include demographics and the social graph, biosensors to capture the individual’s physiome, imaging to depict the anatomy (often along with physiologic data), and the biology from the various omics (genome-DNA sequence, transcriptome, proteome, metabolome, microbiome, and epigenome). In addition to all these layers, there is one’s important environmental exposure data, known as the “exposome.”

Our Unique Advantages

Public Service Vision

Our Company was founded with a vision of public service at least as important as potential financial remuneration. Trust in us by our members is paramount. We recognize our members are voluntarily placing some of their most private health data in our Database, and we understand we will need to work hard to earn and maintain the trust that informs that contribution. Our operating agreement authorizes our Manager, a public benefit corporation, to make decisions that prioritizes public welfare. However, as demonstrated by other public benefit corporations, such as Patagonia and Warby Parker, what is in the interest of the public can also show significant financial returns in the long run.

Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations organized in Delaware are also required to assess their benefit performance internally and to disclose publicly at least biennially a report detailing their success in meeting their benefit objectives.

Our Manager’s public benefit, as provided in its certificate of incorporation, is to create and maintain a community-owned genomic and phenotypic database that is designed to solve humankind’s most important medical challenges.

Given the large number of rare, chronic, and overlooked diseases, and the huge volume of genomics data being generated, it is critical that genomics data be made available to researchers to support the public good. Traditionally, this has been the domain of government institutions such as the National Institutes of Health and various non-profit foundations. However, foundations, while supportive of data sharing, are often not in the position to build the required technology to create the searchable container, or database, nor are they in a position to be responsible for sustaining the data and safeguarding the privacy and security of the data.

First Class Team in the Epicenter of Genomics

Our Manager’s executive team is comprised of experienced leaders in science and genomics, engineering, economics, and large-scale consumer engagement platforms. See “Directors and Officers” beginning on page 19.

Government Regulation

Health Insurance Portability and Accountability Act of 1996 (HIPAA)

We are not subject to the Health Insurance Portability and Accountability Act of 1996, as amended, commonly known as HIPPA, because we are not a “covered entity” for purposes of that law. Accordingly, the privacy and other protections afforded to patients by HIPAA do not apply to us.

CCPA

In the United States, the California Consumer Privacy Act of 2018 (CCPA) became effective on January 1, 2020. The CCPA contains new obligations for businesses that collect personal information (which is broadly defined) about California residents. CCPA affords consumers expanded privacy protections and control over the collection, use and sharing of their personal information. For example, the CCPA gives California consumers (as defined by the law) expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations (up to $7,500), as well as a private right of action for data breaches that is expected to increase data breach litigation. The laws relating to privacy and data security are evolving. Other states are considering laws like the CCPA.

European General Data Protection Regulation (GDPR)

The European General Data Protection Regulation, commonly referred to as the GDPR, went into effect in May 2018. The GDPR increases privacy rights for individuals in Europe, extends the scope of responsibilities for data controllers and data processors and imposes increased requirements and potential penalties on companies offering goods or services to individuals who are located in Europe or monitoring the behavior of such individuals (including by companies based outside of Europe). Noncompliance can result in penalties of up to the greater of €20 million, or 4% of global company revenues. While we are currently accepting only members who reside in the United States, and hence are currently not subject to the requirements of the GDPR, we have structured our policies and procedures to comply with the GDPR.

Employees

We have no full time employees. We are managed by our Manager. Currently, our Manager has 14 full-time employees.

Legal Proceedings

We know of no existing or pending legal proceedings against us or our Manager, nor are we or our Manager involved as a plaintiff in any proceeding or pending litigation.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We were organized as a limited liability company under the laws of the State of Delaware on April 23, 2018. We are managed by LunaPBC, Inc., a Delaware public benefit corporation, which we refer to as our Manager. We have entered into a management services agreement, which we refer to as the Management Agreement, with our Manager to provide business, operational and financial management services to us. The rights, duties and powers of our Manager are governed by the terms of the Management Agreement and the Company operating agreement, which we refer to as our Operating Agreement. We seek to build the world’s first and largest human health database of Member Data, which we refer to as our Database, that is owned by a community comprised of its members. Our Database is comprised of various types of genomic and phenotypic data, such as medical, health and health-related data.

Operating Results and Trend Information

For the year ended December 31, 2020, we generated revenues of $11,813 compared to $0 for the year ended December 31, 2019.

Our Manager covered our expenses without reimbursement from formation until March 31, 2020 pursuant to our Management Agreement. As such, no expenses were recorded during the year ended December 31, 2019 or the quarter ended March 31, 2020. Our Manager is entitled to reimbursement for operational expenses accrued by the Company after March 31, 2020. As such, beginning April 1, 2020, although our Manager has continued to fund our expenses, we have recorded our expenses as incurred and recognized a corresponding payable to our Manager. For the nine months ended December 31, 2020, expenses funded by our Manager on our behalf were $135,457, consisting primarily of general and administrative expenses including Database storage and financial reporting and compliance. Revenues and deferred revenues generated in 2020 were used to pay down the amount owed to our Manager for operational expenses. We may not generate revenues in excess of operational expenses for an indeterminate period of time. Since our expenses have exceeded our revenues, we have not incurred any management fees to our Manager under the terms of the Management Agreement. At December 31, 2020, the amount owed to the Manager was $88,457.

Liquidity and Capital Resources

Our Manager covered our expenses without reimbursement from formation until March 31, 2020 pursuant to our Management Agreement. For the nine months ended December 31, 2020, expenses paid by our Manager on our behalf and recorded as a payable to our Manager were $135,457. For the year ended December 31, 2019 and the quarter ended March 31, 2020, expenses covered by our Manager on our behalf were $200,833 and $95,665 respectively. The Manager is entitled to reimbursement for operational expenses accrued by the Company after March 31, 2020.

We are obligated to promptly reimburse our Manager for all our expenses advanced by our Manager, in accordance with our Management Agreement (which the Manager may modify unilaterally). We began to reimburse our Manager when we generated revenues from operations, however, our expenses exceeded and continue to exceed our revenues. Our dependence on our Manager for funding of these expenses raises substantial doubt about our ability to continue as a going concern.

Our Manager’s capacity to fund all of our organizational expenses and to fund our operational expenses and the development expenses through the time when we generate significant revenues from operations is dependent on our Manager’s existing cash resources and its ability to obtain additional capital financing from investors sufficient to meet our needs and the needs of our Manager’s other operations. Our Manager has funded its operations and our operations primarily by sales of equity and debt securities. As a result of the COVID-19 pandemic, our Manager conserved capital by delaying various planned expenditures for marketing of our Database as well as administration and financial reporting expenses for the Company. Our Manager plans to raise additional funds through sales of equity securities to the extent necessary to fund our operations through the time when we generate significant revenues, at which time our revenues may be used to pay both our operational expenses and the management fee to our Manager (which management fee may then fund further development expenses). However, there can be no assurance that our Manager will be successful in its fundraising efforts. If our Manager is not successful in its intended fundraising efforts, our Manager may be required again to delay various planned expenditures for marketing of our Database, which delays could materially adversely delay generation of revenues. Based on the uncertainties described above, the Company’s business plan does not alleviate the existence of substantial doubt about the Company’s ability to continue as a going concern.

Item 3. Directors and Officers

We do not have any directors, officers, or significant employees. We are managed by our Manager, and we sometimes refer to our Manager’s officers and directors as our officers and directors and as our management. Neither our Manager, nor our Manager’s directors, is elected by our members, and neither will be subject to re-election by our members in the future. Our Manager may not be removed by our members for any reason.

Our Manager has a board of directors consisting of three authorized directors, with one of such positions currently vacant. The following are the directors, key officers and significant employees of our Manager, who by virtue of their collective ownership of our Manager, control our Manager. No other person or entity controls our Manager.

On April 20, 2021, David Lewis resigned from our Manager resulting in him ceasing to serve as our principal financial and accounting officer as of May 10, 2021. On May 18, 2021, Joe Beery was appointed Chief Executive Officer and a director of our Manager, resulting in Mr. Beery becoming our principal executive officer and principal financial and accounting officer.

Name	Position with Manager	Age	Term of Office	Approximate Hours per Week for Part-Time Officers

Robert Kain	Chairman of the Board	60	Since October 2017	2 Hours
Joe Beery	Chief Executive Officer and Director	58	Since May 2021
Dawn Barry	President	47	Since January 2018
Scott Kahn, Ph.D.	Chief Information Officer	62	Since January 2018	30 Hours
Debora Thompson	Vice President, Strategic and Business Ops	48	Since March 2018

Robert Kain was LunaPBC’s Chief Executive Officer (Principal Executive Officer) from October 2017 to May 2021 and is currently Chairman of the Board. Bob is a renowned pioneer in genomics and a co-founder of LunaPBC. Bob joined Illumina pre-IPO in 1999 and retired in 2014 as the Chief Engineering Officer. At Illumina, Bob led the invention of the modern, high-throughput genome sequencer that brought the cost from millions of dollars per genome down to less than $1,000 U.S. dollars. Bob is lead inventor on 28 United States patents that led to the breakthroughs that have revolutionized genome sequencing. Prior to joining Illumina, Bob was the Director of the Microarray Business Unit at Molecular Dynamics. He is also on the Scientific Advisory Boards of Dovetail Genomics, Singular Genomics, and Edenroc Biosecurity, and is the co-founder and acting chief executive officer of Revere Biosensor, a private company. Additionally, he is the co-founder and chairman of the board of a successful health & fitness business, Mesa Rim Climbing and Fitness Center, with multiple locations in San Diego and Reno, Nevada. Bob received a BS in Physics from San Diego State University and an MBA from Saint Mary’s College of California.

Joe Beery has been LunaPBC’s Chief Executive Officer since May 2021 and served on its advisory board since May 2020. From January 2014 to September 2019, Joe was Senior Vice President and Chief Information Officer of Thermo Fisher Scientific Inc., a diversified life sciences company with over 70,000 employees globally encompassing brands Thermo Scientific, Applied Biosystems, Invitrogen, Fisher Scientific and Unity Lab Services. Prior to becoming LunaPBC’s Chief Executive Officer, Joe provided advisory services to technology and life sciences companies. He serves on the board of directors of Intuitive Surgical, Inc. (Nasdaq: ISRG) and the Genomics Institute at Rady Children’s Hospital. He holds a bachelor’s degree in business computer systems from the University of New Mexico.

Dawn Barry has been LunaPBC’s President since January 2018. Dawn is an esteemed thought leader and veteran of the genomics industry and a co-founder of LunaPBC. She has given TED talks and is a frequent guest speaker on personalized medicine and genomics. Dawn served as the Vice President of Applied Genomics at Illumina, Inc through January 2018. Dawn integrated market development strategies with product and business model innovation to accelerate the application of genomics in medicine and personal healthcare. Dawn joined Illumina in 2005. Prior to Illumina, Dawn spent seven years at Genaissance Pharmaceuticals, one of the first genomics startups focused on individualized medicine and DNA-based diagnostic testing. Dawn was named San Diego Business Journal’s 2017 Business Woman of the Year and was a speaker at TEDxSanDiego 2016. She holds a BS in biology from the University of Vermont and a MBA from the University of Connecticut School of Business.

Scott Kahn, Ph.D., has been LunaPBC’s Chief Information Officer since January 2018. Scott leads LunaPBC’s information and data strategy and information security. Scott joined Illumina in 2005 as its first Chief Information Officer and also served as its VP of Commercial and Enterprise Informatics, where he led all corporate information services, software development, and bioinformatics. Prior to Illumina, Scott was the Chief Science Officer and General Manager of Life Sciences at Accelrys (currently Biovia/Dassault Systems) responsible for 65 percent of the company’s business. Scott received his PhD in Theoretical Organic Chemistry and was an Assistant Professor of Chemistry at the University of Illinois Urbana-Champaign.

Debora Thompson has been LunaPBC’s Vice President, Strategic and Business Operations, since March 2018. Debora joined LunaPBC in March 2018 to spearhead strategic planning and execution of the LunaPBC infrastructure development. Prior to that, she spent over 10 years at Illumina leading projects and teams to accelerate genotyping and next-generation sequencing into applied and clinical markets. She served as chief of staff to both the new and emerging markets and applied genomics business units. Her passion and commitment to improving healthcare through discovery is anchored by a background in clinical molecular biology research and almost 20 years in biotech. She holds an MS from the University of Central Florida.

Family Relationships

There are no family relationships among any of our officers or directors.

Potential Conflicts of Interest

Since we do not have an audit or compensation committee comprised of independent persons, the functions that would have been performed by such committees are performed by our Manager. Thus, there is a potential conflict of interest in that our Manager has the authority to determine issues concerning its own and its management’s compensation and other audit issues that may affect management decisions.

Involvement in Certain Legal Proceedings

In the last five years,

•

no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of, any director of executive officer of our Manager, or any partnership in which he or she was general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing, and

•	no director of executive officer of our Manager has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Compensation of our Manager” on page 39 of our Offering Circular.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the approximate beneficial ownership of our shares as of September 21, 2021 for each director, key officer and significant employee of our Manager and for the directors, key officers and significant employees of our Manager as a group. As of such date, 697,991 shares were issued or earned. No person or group holds more than 10% of our shares.

Name of Beneficial Owner (1) (2)	Number of Shares Beneficially Owned	Number of Shares Acquirable	Percent of All Shares

Robert Kain	261	1,533	*
Dawn Barry	101	13	*
Scott Kahn, Ph.D.	564	509	*
Joe Beery	0	0	0%
Debora Thompson	297	10	*
All directors and executive officers of our Manager as a group (5 persons)	1,223	2,065	*

*	Represents less than 1% of our outstanding common shares.
(1)

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner has an address in care of our principal executive offices at 10070 Mesa Rim Road, San Diego, CA 92121.

Voting Rights

Our members will not have any voting, consent or management rights relating to the management and operation of our Company, except to appoint a liquidator upon the dissolution of our Company if we do not have a Manager at that time.

Item 5. Interest of Management and Others in Certain Transactions

Please see “Interest of Management and Others in Certain Transactions and Conflicts of Interest” on page 41 of our Offering Circular.

Our Manager was obligated to cover our expenses without reimbursement until March 31, 2020 pursuant to our Management Agreement. Our Manager is entitled to reimbursement for operational expenses accrued by the Company after March 31, 2020. For the year ended December 31, 2019, expenses covered by our Manager on our behalf were $200,833. For the quarter ended March 31, 2020, expenses covered by our Manager on our behalf were $95,665.

Item 6. Other Information

None.

Item 7. Financial Statements

LunaDNA, LLC Financial Statements

Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

Independent Auditors’ Report

To the Members of

LunaDNA, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of LunaDNA, LLC, a Delaware limited liability company, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members’ capital, and cash flows for the years ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to LunaDNA, LLC’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LunaDNA, LLC’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LunaDNA, LLC as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019 in accordance with accounting principles generally accepted in the United States of America.

Matter of Emphasis

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses and is dependent on additional financing to fund operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

September 22, 2021

LunaDNA, LLC

Balance Sheets

	December 31, 2020	December 31, 2019
Assets
Current Assets
Prepaid expenses	$1,890	$—

Total Current Assets	1,890	—

Other Assets

Intangible Assets —Member Data	32,566	10,369

Total Other Assets	32,566	10,369

Total Assets	$34,456	$10,369

Liabilities and Members’ Capital (Deficit)
Current Liabilities
Accounts Payable and Accrued Expenses	$26,565	$—
Deferred Revenue	38,187	—
Due to Manager	85,457	—
Due to Members	11,561	3,602

Total Current Liabilities	161,770	3,602

Members’ Capital (Deficit)
Members’ Share Capital (Deficit)	(127,314)	6,767

Total Members’ Capital (Deficit)	(127,314)	6,767

Total Liabilities and Members’ Capital (Deficit)	$34,456	$10,369

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statements of Operations

	Year ended December 31, 2020	Year ended December 31, 2019

Revenues	$11,813	$—
Expenses
General and Administrative	159,032	—
Taxes	1,100	—

Total Expenses	160,132	—

Net Loss	$(148,319)	$—

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statements of Changes in Members’ Capital (Deficit)

Members’ Share Capital (Deficit)
Balance at December 31, 2018	$390
Contributions	6,377
Net Loss	—

Balance at December 31, 2019	$6,767

Contributions	14,238
Net Loss	(148,319)

Balance at December 31, 2020	$(127,314)

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statements of Cash Flows

	Year ended December 31, 2020	Year ended December 31, 2019

Cash Flows From Operating Activities
Net Loss	$(148,319)	$—
Changes in operating assets and liabilities
Increase in Prepaid Expenses	(1,890)	—
Increase in Accounts Payable and Accrued Expenses	26,565	—
Increase in Deferred Revenue	38,187	—
Increase in Due to Manager	85,457	—

Net Cash used in Operating Activities	—	—

Net Increase (Decrease) in Cash and Cash Equivalents	—	—
Cash and Cash Equivalents, Beginning of Period	—	—

Cash and Cash Equivalents, End of Period	$—	$—

Supplemental disclosure of non-cash items:
Shares issued for member data	$14,238	$6,377
Shares to be issued for member data	$8,935	$3,602

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2020 and 2019

1. Organization and Purpose

LunaDNA, LLC (the “Company”), a Delaware limited liability company, was formed on April 23, 2018. The Company was formed to build, operate, maintain, query and otherwise deal with databases comprised of member data that is licensed to the Company (collectively, the “Database”). The Company is building a human health database that is owned by a community comprised of its members which is referred to as the Database. The Database is comprised of self-contributed genomic, phenotypic, medical, health and related data satisfying our requirements, which is referred to as Member Data. The Company commenced principal operations on December 5, 2018.

The Company has entered into a management services agreement (the “Management Agreement”) with LunaPBC, Inc. (the “Manager”), a Delaware public benefit corporation, to provide business, operational and financial management services to the Company. The rights, duties and powers of the Manager are governed by the Management Agreement and Company operating agreement (“Operating Agreement”). The Manager, acting alone, has the power and authority to act for and bind the Company. The Management Agreement may not be terminated by the Company and can be terminated by the Manager with thirty days’ written notice.

2. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business and began to generate revenues in 2020, however, expenses exceeded revenues and the Company had no cash or liquid assets at December 31, 2020.

The Company has no plans to raise capital to fund its operations, and it is therefore dependent on the Manager for all Organizational Expenses (defined in Note 10 – Expenses) and Operational Expenses (defined in Note 10 – Expenses). The Company is also dependent on the Manager for all costs associated with development, improvement and maintenance of the Database (“Development Expenses”). While the Manager intends to continue to fund the Company’s expenses for the next 12 months and beyond, the Manager has not committed to the Company to fund any particular amounts for any of these purposes and may not have the financial resources to do so. The Company’s dependence on the Manager for funding of these expenses, losses incurred and lack of funds raise substantial doubt about the Company’s ability to continue as a going concern.

The Manager’s ability to fund all of the Organizational Expenses and to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues from operations is dependent on the Manager’s existing cash resources and the ability of the Manager to obtain additional capital financing from investors sufficient to meet the needs of the Company and the Manager’s other operations. The Manager has funded its operations and the Company’s operations primarily by sales of equity and debt securities. The Manager plans to raise additional funds through sales of equity securities to the extent necessary to fund the Company’s operations through the time when the Company generates significant revenues, at which time revenues earned by the Company may be used to pay both Operational Expenses and the management fee to the Manager (which management fee may then fund further Development Expenses). However, there can be no assurance that the Manager will be successful in its fundraising efforts. If the Manager is not successful in its intended fundraising efforts, the Company will be required again to delay various planned expenditures, which delays could adversely delay generation of revenues. Based on the uncertainties described above, the Company’s business plan does not alleviate the existence of substantial doubt about the Company’s ability to continue as a going concern.

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in preparation of its financial statements. The policies are in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and are presented in U.S. dollars.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company follows the provisions of the FASB’s ASC Topic 606, “Revenue from Contracts with Customers”. Under ASC Topic 606, there is a five-step process to revenue recognition as follows: 1) Identify the contract, 2) Identify the separate performance obligations, 3) Determine the total transaction price, 4) Allocate the transaction price to the performance obligations, and 5) Recognize revenues as the performance obligations are satisfied at a point in time or over time. For the year ended December 31, 2020, all revenue was related to the agreement with the pharmaceutical company and is being recognized over time as the performance obligations are satisfied.

Income Taxes – The Company has elected to be taxed as a corporation and uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Impairment of Member Data – The Company is required to assess whether the value of its Member Data is impaired if events or changes in circumstances indicate that the carrying amount of the Member Data might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of Member Data, a significant change in the extent or manner in which the Member Data is used or a significant adverse change that would indicate that the carrying amount of the Member Data is not recoverable. No impairment indicators were noted as of or during the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements – Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. Member Data

The Company established the value for the different types of Member Data, which was used to determine the number of shares issued in exchange for the contribution of such Member Data, based on the fair value as determined by an accepted standard. In using an accepted standard, the Company noted the absence of bona fide sales of similarly limited and revocable Member Data rights made within a reasonable time. The Company used three independent, market-based valuation methods to determine the fair value of Member Data received in exchange for the Company’s shares. The valuation of Member Data involved first estimating the fair value of Genotyping by DNA Genome-Wide Microarray or by Sequencing data, which is referred to as a GT file. Other genomic contributions were then valued in relation to the fair value of a GT file.

Each valuation method applied was based on observable, third-party market transaction data using either the market approach valuation technique or the income approach valuation technique. The market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets, liabilities, or a group of assets and liabilities, such as a business. The market approach bases the value measurement on what other similar unrelated enterprises or comparable transactions indicate the value to be. Specifically, investments by unrelated parties in comparable equity securities (or assets) of the subject enterprise or transactions in comparable equity securities (or assets) of comparable enterprises are evaluated. Financial and nonfinancial metrics may be used in conjunction with the market approach to estimate the fair value of the privately issued securities of the subject enterprise. The income approach uses valuation techniques that convert future amounts (for example, cash flows or income and expenses) to a single current amount (that is, discounted). The fair value measurement is estimated on the basis of the value indicated by current market expectations about those future amounts. The income approach obtains its conceptual support from its basic assumption that value emanates from expectations of future income and cash flows.

Two of the Company’s valuation methods were based off of the market approach and yielded values of $3.75 and $3.33 per GT file. The Company’s third valuation method was based off of the income approach and yielded a value of $3.35 per GT file. The Company took the arithmetic mean of the three methods to arrive at an estimated fair value of $3.48 for a GT file. The Company determined to issue 50 shares for each GT file, resulting in an estimate of the fair value of each share at $0.069, which was rounded to $0.07 per share. The Company established 50 shares per GT file to yield a baseline value per share (that is, $0.07) that enables it to value more precisely other Member Data types as a fraction or multiple of the value of the GT File.

5. Fair Value Measurements

The Company uses a three-tier fair value hierarchy to prioritize the inputs used in the Company’s fair value measurements. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

While the Company has valued the member data based on certain observable, third-party market transaction data (see Note 4), the Company has classified member data within Level 3 of the fair value hierarchy because each valuation method also utilizes significant unobservable inputs. For the two market approach methods, significant unobservable inputs include the average number of times a consumer would license his or her GT file, the percentage of information that a mid-price electronic health record (EHR) would contain when compared to the total information that the Company would be able to obtain from a highly engaged member, and the percentage of information a GT file of a member would represent compared to the total value of all contributions by that member. For the income approach method, significant unobservable inputs include the projected number of members, the number of studies/queries per member, the associated revenues for the first seven years after qualification, the estimated growth rate in earnings per member, the discount rate, and the long-term sustainable annual growth rate.

The following table provides a reconciliation of assets measured at fair value using significant unobservable inputs (Level 3) for the periods ended December 31, 2020 and 2019:

Level 3 Assets
Balance at January 1, 2019	$540
Additions to Member Data	9,829

Balance at December 31, 2019	10,369
Additions to Member Data	22,197

Balance at December 31, 2020	$32,566

6. Members’ Capital

Pursuant to the Operating Agreement, the Company is authorized to issue an unlimited amount of unit-denominated common limited liability company interests, which it refers to as shares. Pursuant to its offering circular, filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 252(g)(2) on December 4, 2018, the Company may issue up to 714,285,714 shares for an aggregate, maximum gross dollar offering of $50,000,000 in an offering (the “Offering”) qualified under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). The shares are not offered for cash but in exchange for genomic, phenotypic, medical, health and related data satisfying our requirements, which the Company refers to as Member Data. The aggregate offering price or aggregate sales for our shares is based on the fair value of Member Data as established by an accepted standard. At December 31, 2020, the Company had issued 300,066 shares at a fair value of $0.07 per share and 165,161 shares at a fair value of $0.07 per share had been earned but have not yet been issued. During the years ending December 31, 2020 and 2019, the Company issued 203,393 and 91,107 shares respectively.

The shares are non-transferable, except as may be required by law, and are not listed for trading on any exchange or automated quotation system. The members do not have any voting, consent or management rights relating to the management and operation of the Company, except to appoint a liquidator upon the dissolution of our Company if the Company does not have a Manager at that time.

A member may resign as a member for all purposes at any time by redeeming all of its shares. A member may, at any time and from time to time, elect to terminate the Company’s license to use the Member Data he or she contributed to the Company by written notice to the Company made in accordance with the then current Member Data policies, in which case the Shares issued in exchange for the Company’s original rights to such Member Data will be redeemed. A member will automatically cease to be a member for all purposes immediately upon such member ceasing to own of record any shares.

During the year ended December 31, 2019, and the quarter ended March 31, 2020, expenses covered by our Manager on our behalf were $200,833 and $95,665 respectively.

Contributions

An individual may be admitted as a member and issued shares by contributing Member Data, as defined in the Operating Agreement, to the Company in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution. Members have no obligation to contribute funds to the capital of the Company or to make additional contributions. A member may, in such member’s discretion, make additional contributions of Member Data in return for additional shares from time to time in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution.

Distributions

The Manager intends for the Company to distribute (i) distributable cash from operations (but excluding proceeds from the sale of all or substantially all of the Company’s assets) for each annual period no less frequently than once per annum; provided that if the estimated distribution per share is not expected to exceed $0.02, as adjusted appropriately for any share dividend, share split, combination or other similar recapitalization with respect to the Company’s equity, the Manager may elect to not make a distribution in such annual period, and (ii) proceeds, if any, realized by or available to the Company (after deducting therefrom an amount for addition to a reserve for contingencies, working capital, and the payment of unreserved or unfunded Company obligations, such amounts to be established by the Manager in its discretion) from the sale of all or substantially all of the Company’s assets within thirty days following the receipt by the Company of such proceeds. Upon a member’s resignation or termination as a member or partial redemption of shares, the member will no longer be entitled to any further distributions with respect to the Shares redeemed, irrespective of whether distributable cash was available for distribution at or prior to such time.

7. Company Operating Agreement

The Manager was the sole initial member. The Manager automatically resigned as, and ceased to be, a member upon the admittance of another person as a member of the Company in December 2018. In the event the Company would otherwise have no member, the Manager will automatically be admitted as a member, but will again automatically resign upon the subsequent admission of another person as member of the Company as provided in the immediately preceding sentence. In its capacity as initial member, the Manager had no obligation to make any contribution to, or pay any liabilities of, the Company, and had no right or entitlement to any distributions from the Company.

8. Related Party Transactions

The Company conducts various transactions with the Manager, a related party, including but not limited to those specified in the Management Agreement (see Note 10). The Company and the Manager are under common control. The Company will follow the accounting and disclosure requirements under ASC 850-10-50 with regards to any related party transactions and relationships.

9. Shares Issuable to Members

At December 31, 2020, 165,161 shares had been earned but not yet issued. These shares have been recorded as a liability of $11,561 on the balance sheet at December 31, 2020.

10. Management Agreement

Management Fee

The Company is obligated to pay to the Manager a management fee (the “Management Fee”) calculated as the sum of (i) 50% of the Net Revenues (defined below) of the Company; plus (ii) the amount of all Non-Profit Revenue (defined below) of the Company.

“Net Revenues” means (i) all revenue (excluding Non-Profit Revenue) recognized by the Company from (a) discovery activities, including marketing research or study recruitment, that derive value from the content contained in the Database and (b) license fees, royalties and other revenue derived from intellectual property acquired through collaborations with third parties with respect to Member Data, less (ii) Operational Expenses. For this purpose, Operational Expenses do not include Organizational Expenses, Operational Expenses borne by the Manager (See Note 10 – Expenses) or the Management Fee. See also Note 10 –Manager Operations Separate from the Company, concerning activities that the Manager may conduct that do not generate revenue for the Company and are therefore excluded from Net Revenues.

“Non-Profit Revenue” means all revenues recognized by the Company from transactions with corporations, trusts, unincorporated association, or other types of organizations (“Non-Profit Organizations”) that (i) are exempt from federal income tax under section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (ii) have applied in good faith for a determination of such exemption from the Internal Revenue Service, or (iii) would be eligible to be so exempt, in the reasonable opinion of the Manager, if operated in the United States. Examples of Non-Profit Organizations include disease foundations, research organizations, and organizations for the benefit of minority or economically disadvantaged groups. License fees, royalties and other revenues earned from Collaboration IP (as defined below) generated through collaboration with a Non-Profit Organization are not Non-Profit Revenue and will be included in Net Revenues, even if such license fees, royalties and other revenues are paid by Non-Profit Organizations.

The Manager will determine the Management Fee with respect to Net Revenues and Non-Profit Revenue for each fiscal quarter. The Management Fee is payable within ten (10) days following the closing of the Company’s books for each quarter, to the extent of available cash in the Company. To the extent sufficient cash is not available at a payment date, the unpaid portion of the Management Fee will accrue and be paid promptly following the Company’s receipt of cash sufficient to pay the amount in arrears.

Manager Operations Separate from the Company

The Company will earn revenues from data discovery activities that derive value from the content contained in the Database, such as (i) providing to third parties including but not limited to pharmaceutical and biotechnology discovery companies (collectively, “Customers”), access to the Database for population-level research, and (ii) making available to Customers, directly or through the Manager, contact information for Members who have elected to allow the sharing of such contact information. The Management Agreement indicates that certain activities are not data discovery activities and permits the Manager in its sole discretion to choose to conduct such activities for its own or for its affiliate’s account or for Customers without accounting to the Company for the revenues derived from such activities. Excluded activities are:

•	Communication and member engagement services provided to Customers following a data discovery activity that identifies or provides contact information of members;

•	assisting Customers in collecting longitudinal data of identified members that is at the time of initial collection outside the Database;

•	the offer or sale of value added goods and services to members, whether by the Manager, an affiliate of the Manager or a third party offering goods or services that may be of interest to members;

•	professional services such as scientific consultation or project management; and

•	any and all other activities of the Manager that do not derive direct value from the content of the Database.

Database Development and Intellectual Property License

Pursuant to the Management Agreement, the Manager develops and improves the Database at the Manager’s sole expense. The Manager will own all intellectual property, including U.S. and foreign patents and trade secrets, conceived or discovered by the Manager, solely or jointly, related to the Database (collectively, “Database IP”). Database IP does not include intellectual property rights the Company acquires from collaborations with third parties that obtain access to the Database (“Collaboration IP”), which Collaboration IP will be owned by the Company.

The Company enjoys a non-exclusive license for the Database IP, which license will continue in perpetuity in the event of termination of the Management Agreement, the Manager ceasing to serve as manager of the Company or the dissolution of the Manager.

Other Intellectual Property

The Manager owns certain trademarks, trade dress, logos, internet domain names, websites and associated software and social media accounts created for the Company. The Company has an exclusive license to all such properties but the Manager has reserved a non-exclusive right to use such properties in connection with its operations that are separate from those of the Company.

Expenses

The Manager is responsible for, and not entitled to reimbursement for, all fees, costs or expenses incurred by it on behalf of the Company in connection with organizing and managing the Company and in connection with the initial offer and sale of the Shares, including printing, travel, filing fees, marketing expenses, legal and accounting fees, and similar fees incurred in connection with the investigation, evaluation, registration, qualification, issuance and sale thereof, such as costs incurred in qualifying for the exemption from registration pursuant to Regulation A under the Securities Act with the SEC, including any post-qualification amendments or supplements to the initial Regulation A offering statement (collectively, the “Organizational Expenses”).

The Company is obligated to reimburse the Manager promptly for all Operational Expenses (defined below) advanced by the Manager. Notwithstanding the foregoing, the Manager is not entitled to reimbursement for Operational Expenses paid by the Manager if such Operational Expenses are or would have been, but for the provisions of the Management Agreement denying reimbursement, accrued by the Company under generally accepted accounting principles on or before March 31, 2020. “Operational Expenses” are all costs and expenses related to the Company’s operations, but excluding the Organizational Expenses, costs to develop Database IP and the Manager’s overhead and compensation related expenses, including compensation and expenses of the officers, directors, employees, auditors, attorneys and other agents of the Manager and fees and expenses for administrative, bookkeeping, clerical and related support services, office space and facilities, utilities, telephone and email of the Manager, all of which are the responsibility of the Manager.

For the year ended December 31, 2019 and quarter ended March 31, 2020, expenses covered by our Manager on our behalf were $200,833 and $95,665 respectively.

11. Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes reflect the temporary differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credits measure by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets including the amount and timing of future taxable income and has determined that it is more likely than not that the $73,000 and $32,000 deferred tax assets will not be fully realized and has established a valuation allowance against those assets as of December 31, 2020 and December 31, 2019 respectively.

At December 31, 2020, the Company has federal and state (California) net operating loss carryforwards of approximately $164,000 and $163,000, respectively, which are available to offset future taxable income. The federal carryforwards are carried forward indefinitely and the state carryforwards will begin to expire by December 31, 2039. In addition, net operating loss carryforwards may be limited in the event of changes in ownership as defined by Internal Revenue Code Section 382.

The Financial Accounting Standards Board provides guidance regarding how uncertain tax positions that have been taken or are expected to be taken on a company’s tax return should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company believes that it has not taken any significant uncertain tax positions. Generally, the tax returns and amount of taxable income of the Company are subject to examination by federal and state taxing authorities during the three and four-year period, respectively, prior to the period covered by the consolidated financial statements.

12. Master Agreement with Genetic Alliance

In January 2019, the Manager entered into a Master Agreement (the “GA Agreement”), with Genetic Alliance (“GA”), a 501(c)(3) non-profit organization, in order to provide an upgrade path for GA participants to manage their health data contained in GA’s Platform for Engaging Everyone Responsibly (“PEER”). PEER participants are invited to join the LunaDNA platform and be eligible to receive shares when contributing their Member Data to the Database, subject to local regulations or laws, such as those governing securities, data rights, or data privacy.

The initial term of the GA Agreement ends in June 2025. Thereafter, the agreement will be automatically renewed annually unless previously terminated for convenience or terminated for breach.

The communities started transitioning from PEER in the second quarter of 2020 and continued to transition their participants and recruit new participants to the LunaDNA platform. Any data previously shared by a participant in PEER remains bound to the permissions the participant defined in PEER and has not been/will not be transitioned to the Member accounts in the Database.

Certain expenses of hosting the PEER data became the responsibility of the Company after March 31, 2020 under the Management Agreement. These expenses were $18,165 for the nine months ended December 31, 2020. Subsequent to year end, PEER has been obsolesced and the Company is no longer accruing hosting expenses for it.

13. Agreement with pharmaceutical company

In December 2019, the Manager signed a master services agreement and statement of work with a pharmaceutical company to create a virtual patient community around a specific disease indication to establish a better understanding of the disease through longitudinal collection and analysis of self-reported, longitudinal health information DNA and electronic health record data. The formation of this community has the broader goal of inviting community members to enroll in a clinical trial. The agreement has an initial term of five years unless earlier terminated.

The Manager, with support from Genetic Alliance (see Note 12), has managed the program, developed a marketing & experience program, provided multilingual support, managed clinical lab and data integration, developed communications to assist with community formation and patient recruitment, enrolled patients in the Database for the study, managed patient requests and study updates, and established a private data analysis space where the study data can be stored and integrated with private data provided by the pharmaceutical company with the ability to perform queries and analysis. The agreement called for a minimum number of patients to be enrolled in the Database for the study and our Manager exceeded that minimum.

14. Subsequent Events

The Company has evaluated subsequent events through September 22, 2021, the date these financial statements were available to be issued.

As of September 21, 2021, the Company has issued an additional 39,431 shares, with a further 193,333 shares earned but not yet issued.

In May 2021, our Manager signed a new master service agreement with a pharmaceutical company to establish virtual patient communities, support data collection, and provide data analysis services for clinical studies and trials in various disease areas. The agreement will continue for an initial period of three years unless earlier terminated.